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                         J.P. MORGAN SERIES TRUST II


VIA EDGAR CORRESPONDENCE

April 28, 2006

Ms. Sally Samuel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Response to Comments on Post-Effective Amendment No. 22 to the Registration Statement for J.P. Morgan Series Trust II (33-72834, 811-08212)(the "Trust")

Dear Ms. Samuel:

The following are our responses to the comments that you provided on Post-Effective Amendment No. 22 to the Trust's Registration Statement (PEA No. 22).

1.     How Your Account Works

       COMMENT: Please include a statement in the registration statement that indicates that because of the proportional voting done by the insurance company separate accounts, it is possible that a small number of contractholders can determine the outcome of a matter submitted to shareholders.

       RESPONSE: After discussing the issue with Ms. Samuel, the requested change has been made as an addition to the "How Your Account Works" section of the prospectus.

2.     Back Cover of the Prospectus

       COMMENT: Please update the address and telephone number of the Securities and Exchange Commission.

       RESPONSE: The requested change has been made.

3.     Statement of Additional Information (SAI) Comments

       a. COMMENT: With respect to the "Portfolio Manager Compensation" section of the SAI, please explain why there is no discussion of pension plan or retirement plan benefits received by the portfolio managers. In addition, please review the requirements of Item 15(b) to ensure that the disclosure is as fulsome as required.

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            RESPONSE: As discussed with Ms. Samuel, there is no discussion of pension plan or retirement plan benefits received by the portfolio managers because they do not receive benefits different from other employees and, therefore, such discussion is not required pursuant to Instruction 2 to Item 15(b). With respect to the second part of the comment, we believe the disclosure is consistent with the requirements of Item 15(b). We note, however, that additional information explaining that the portfolio managers are evaluated based on their pre-tax performance and disclosure regarding how the portfolio managers receive their bonuses has been included in light of recent internal changes and in response to the comment.

       b. COMMENT: Please review the "Portfolio Holdings Disclosure" section of the SAI to ensure that it meets the requirements of
            Item 11(f)(2).

            RESPONSE: After reviewing the disclosure contained in this section, we believe that it meets the requirements of that item.

4. COMMENT: Please include the Tandy letter representations in your written comment letter.

       RESPONSE: We hereby acknowledge on behalf of the Trust that:

       - the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 22;

       - Comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and

       - The Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss our responses to these comments, please contact the undersigned at (614) 248-7598.

Sincerely,

/s/Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary